PE 3/28/2014

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
MAR 28 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

14006049

March 28, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-28-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company

Dear Mr. Mueller:

This is in regard to your letter dated March 24, 2014 concerning the shareholder proposal submitted by William J. Freeda for inclusion in GE's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that GE therefore withdraws its February 12, 2014 reconsideration request. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

March 24, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of William J. Freeda
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated February 12, 2014, we requested that the staff of the Division of Corporation Finance concur that our client, General Electric Company (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners a shareowner proposal (the "Proposal") and statement in support thereof submitted by William J. Freeda (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent, dated February 20, 2014, withdrawing the Proposal. In reliance on this email, we hereby withdraw the February 12, 2014 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Lori Zyskowski, General Electric Company
William J. Freeda

101683347.1

GIBSON DUNN

EXHIBIT A

From: william freeda [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, February 20, 2014 4:51 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: Shareowner Proposal Withdrawal

Lori,
This is to inform you that I would like to withdraw my share-owner proposal regarding what is commonly known as "phantom dividends,"from consideration. at the GE share-owners meeting on April 23, 2014.
Respectfully,
William J. Freeda

Bill Freeda
NABET-CWA National Retiree Coordinator
President, Media Sector
CWA Retired Members Council
Phone: 800-928-5279

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

February 12, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of William J. Freeda
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentlemen:

On December 10, 2013, we submitted a letter (the "No-Action Request") on behalf of our client, General Electric Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from William J. Freeda (the "Proponent"). The Proposal requests that the Company's Board of Directors (the "Board") "adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own." A copy of the Proposal is attached hereto as Exhibit A.

The No-Action Request indicated our belief that the Proposal could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(12) because the Proposal deals with substantially the same subject matter as at least two of three previously submitted shareowner proposals that were included in the Company's 2013, 2011 and 2009 proxy materials, respectively, and the most recently submitted of those proposals did not receive the support necessary for resubmission. On January 3, 2014, the Staff stated that it was unable to concur that the Proposal could be excluded pursuant to Rule 14a-8(i)(12).

In light of recent actions taken by the Board to address the matters requested in the Proposal, we respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10), because the Board has substantially implemented the Proposal by adopting a policy to eliminate payments of dividend equivalents on restricted stock units ("RSUs") prior to the shares underlying the RSUs being earned by executive officers.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a shareowner proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," *see* the 1983 Release, and the Commission codified this revised interpretation in Exchange Act Release No. 40018, at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it already has taken actions to address each element of a shareowner proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). *See, e.g., Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareowners to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareowners to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Proposal makes one request: "that the Board of Directors of the General Electric Company ('Company') adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own." As discussed on page 29 of the Company's 2013 proxy statement,[1] RSU awards that have been made to senior executives of the Company (other than to the Company's Chief Executive Officer ("CEO"), who is not granted RSUs), pay dividend equivalents prior to the vesting dates of the underlying stock. These RSUs are the only type of equity awards that the Company grants to its executive officers that pay dividend equivalents prior to vesting (*i.e.*, prior to the date that the underlying shares are owned).[2]

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1 *Available at* http://www.sec.gov/Archives/edgar/data/40545/000120677413001019/ge_defl4a.htm.

2 The Supporting Statement refers to the Company paying dividends or dividend-equivalent payments on shares awarded to executives subject to "certain performance targets" (and subsequently refers to grants of "performance shares"). However, for the reasons discussed below, we believe that the Proposal applies to the Company's practice of making dividend equivalent payments to executives on unvested RSUs.

- As discussed on page 29 of the Company's 2013 proxy statement, the company's equity incentive compensation consists of stock options, RSUs and, for the CEO, performance share units ("PSUs").
- The Company awards PSUs only to the Company's Chairman and CEO, Jeffrey R. Immelt. *See* page 29 of the Company's 2013 proxy statement. As noted in the Supporting Statement, it has been the Company's policy since 2006 that it does not pay dividend equivalents on unowned shares under PSUs.
- The Company does not pay dividend equivalents on stock options, because Section 6(e) of the Company's stock plan, the GE 2007 Long-Term Incentive Plan (as amended and restated April 25, 2012), available at http://www.sec.gov/Archives/edgar/data/40545/000093041312002842/c69565_ex99-1.htm, prohibits the Company from paying dividend equivalents on stock options.

[Footnote continued on next page]

At its February 7, 2014 meeting, the Board adopted a policy under which RSUs granted to executive officers of the Company will not pay dividends or dividend equivalents on shares that are not (and may never be) owned. Under the policy, RSUs granted to the Company's executives will be credited with an amount equal to the value of any dividends paid on the underlying shares, and that amount will be paid to the executive (without interest) only if and when the award vests and the executive owns the underlying shares. Thus, as is already the case with performance share units granted to the Company's CEO, dividend equivalents will be paid on RSUs granted to the Company's executives only after shares are earned by an executive; to the extent that the RSUs never vest, an executive will not be paid dividend equivalents. This policy applies to all RSU awards granted to Company executive officers after 2013. As a result of this change, future awards will not provide for the payment of dividends or dividend equivalents to senior executives on shares they do not own, thus implementing the Proposal.

The Proponent does not state exactly how the Board should implement the policy that the Proposal requests, but within the four corners of the Supporting Statement are some guidelines for implementation of the Proposal. Specifically, the Proposal does not state clearly whether the Proponent intends for the requested policy to be retroactive. However, in the Supporting Statement, the Proponent praises the steps the Company took in 2006 to eliminate the pre-vesting payment of dividend equivalents for equity awards made to the CEO, even though the policy adopted by the Company in 2006 with regard to the CEO's equity awards was not retroactive. The Board's decision in 2006 with regard to the CEO's equity awards was to provide that dividend equivalents for future awards would only be paid to the extent the underlying shares were actually earned and only after the underlying shares were earned; existing PSUs held by Mr. Immelt at that time were allowed to continue to pay dividend equivalents in accordance with their existing terms.[3] The Proponent indirectly

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[Footnote continued from previous page]

- Finally, as disclosed on page 38 of the Company's2013 proxy statement, the Company permits senior executives to defer all or a portion of their earned bonuses in the form of Company stock units, which accrue dividend-equivalent income; however, the underlying bonuses must be earned prior to the date they are converted into Company share equivalents and credited to a participant's account, so that these share equivalents are vested and owned by the executives.

Therefore, the only equity awards that are part of the Company's compensation program that, in the Proponent's words, pay "dividends or dividend-equivalent payments on grants of equity that [the senior executives] do not own, and may, in fact, never own" are the RSU awards made to senior executives.

3 *See* http://www.sec.gov/Archives/edgar/data/40545/000119312507040510/ddef14a.htm, page 17 ("Beginning with PSUs granted in September 2006, GE will accumulate dividend equivalents equal to the quarterly dividends on one share of GE stock. Mr. Immelt is entitled to receive those dividend equivalents

[Footnote continued on next page]

acknowledges that the 2006 change in policy was not retroactive and yet still endorses it as an example of the approach the Board should take with regard to all senior executives, stating that "[t]he 2007 Proxy Statement declares *that starting in 2006* Chairman Immelt would only accumulate dividend equivalents if he earns the shares and that payments would be paid (without interest) upon full ownership. We applaud Chairman Immelt's actions" (emphasis added). The Proponent goes on to state, "[w]e believe it is time for all of our company's senior executives to step up and follow the example of Chairman Immelt."[4] The action taken by the Board at its February 7, 2014 meeting with respect to equity awards granted to the Company's senior executives is identical to the steps the Company took in 2006 with regard to the CEO's equity awards.[5] As a result of the Board's February 7 policy, the Company's "particular policies, practices and procedures compare favorably with the guidelines of the [P]roposal," in the words of *Texaco, Inc.* (avail. Mar. 28, 1991), and the Company has thus substantially implemented the Proposal.

When a company has already acted favorably on an issue addressed in a shareowner proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareowners to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation where the company had already addressed each element requested in the proposal. *See General Electric Co.* (avail. Jan. 23, 2010) (concurring with the exclusion of a proposal requesting that the Board explore with certain executive officers the renunciation of stock option grants where the Board had conducted discussions with the executive officers on that topic); *AutoNation Inc.* (avail. Feb. 16, 2005) (concurring with the exclusion of a proposal requesting that the board seek shareowner approval for future "golden parachutes" with senior executives where after receiving the proposal the company adopted a policy to submit any such arrangements to shareowner vote); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting

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[Footnote continued from previous page]
(without interest) only on shares he actually earns at the end of the performance period based upon satisfaction of the performance targets.").

4 In view of this statement, the Supporting Statement's additional statement that "the limited change in Company policy for Chairman Immelt is insufficient" is most reasonably interpreted as stating that the change was insufficient because it applied only to Mr. Immelt, not that the change was insufficient *with respect to* Mr. Immelt. Furthermore, neither the Proposal nor the Supporting Statement claims that the changes with respect to Mr. Immelt were insufficient because they were not retroactive.

5 In addition, under Section 7(b) of the GE 2007 Long-Term Incentive Plan, outstanding RSU awards could not be amended without the participant's consent, so the Company would not be able to unilaterally alter outstanding RSUs.

Intel's board to submit to a shareowner vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareowner vote on most, but not all, forms of company stock plans).

Here as well, there is no need to ask the Company's shareowners to consider the Proposal, as the Company has already adopted the policy that it proposes. Accordingly, we believe that the Company's actions substantially implement the Proposal, and that the Proposal may be excluded from the 2014 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. In addition, we respectfully inform the Staff that the Company currently expects to file its 2014 Proxy Materials on or about February 28, 2014, and we would appreciate receiving a response before that date.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Counsel, Corporate & Securities, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company
William J. Freeda

101667183.7

GIBSON DUNN

EXHIBIT A

FAX COVER SHEET

Susan & Bill Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Date: October 16, 2013

To: LORI ZYSKOWSKI

Subject: Shareowner Proposal

Pages Including Cover Sheet: 4

Message:

William J. Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Brackett B. Denniston III
Secretary
General Electric Company (GE)
3135 Easton Turnpike
Fairfield, CT 06828

Rule 14a-8 Proposal

Dear Mr. Denniston,

I purchased and hold stock in our company because I believed our company has unrealized potential. I believe that some of this unrealized potential can be unlocked by making our corporate governance more competitive.

This rule 14(a)-8 proposal is respectfully submitted in support of the long-term performance of our company. The proposal is for the next annual shareholder meeting. Rule 14(a)-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

William J. Freeda

October 16 2013
Date

Cc: Lori Zyskowski lori.zyskowski@ge.com
Corporate and Securities Executive Counsel
FX: 203-373-3079

Shareowner Proposal

RESOLVED, that the shareowners request that the Board of Directors of the General Electric Company ("Company") adopt a policy mandating that the Company will no longer pay dividends or equivalent payments to senior executives of the Company for shares they do not own.

Supporting Statement

Past proxy statements disclose that senior executives of the Company have received millions of dollars in dividends or dividend-equivalent payments on grants of equity that they do not own, and may, in fact, never own. These are payments on shares that the executives may never earn if the Company fails to meet certain performance targets.

Our analysis of the 2006-2008 Proxy statements indicates that five senior officers have collectively been paid in excess of $14.6 million in such dividends or dividend equivalent payments for the eleven quarters after January 1, 2006. We believe such payments are a blatant contradiction of the principle of pay for performance. If the purpose of a grant of performance shares is to make compensation contingent on the achievement of specified performance objectives, as the Management Development and Compensation Committee (MDCC) stated in the 2006 proxy statement, we submit that no "dividends" should be paid on those shares until an executive has actually earned full ownership rights.

The 2007 Proxy Statement declares that starting in 2006 Chairman Immelt would only accumulate dividend equivalents if he earns the shares. and that payments would be paid (without interest) upon full ownership.

We applaud Chairman Immelt's actions but in our opinion, the limited change in Company policy for Chairman Immelt is insufficient. This practice, sometimes known as "phantom dividends," continues to undermine the principle of pay for performance, because payment is made on shares not yet owned by the individual executive.

A Wall Street Journal report noted that several leading companies, such as Microsoft and Intel "never pay dividends," before full ownership has been earned. Therefore the company's position, that it needs to continue the practice of "phantom dividends" to remain competitive is specious.

We believe that if the MDCC believes that current executives are underpaid in the absence of "phantom dividends" or dividend-equivalents payments, it should increase other components in compensation packages.

We believe it is time for all of our company's senior executives to step up and follow the example of Chairman Immelt and stop using shareowners pockets as their own personal piggy bank.

Brandon M. Gioia
Senior Vice President
Financial Advisor

Wealth Management
Mack Centre IV
South 61 Paramus Road
Paramus, NJ 07652

direct 201 291 4955
fax 201 226 5999
toll free 800 488 0181

Morgan Stanley

October 16, 2013

Mr. William Freeda

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Freeda,

RE: IRA Account *** FISMA & OMB Memorandum M-07-16 *** FBO William J Freeda

Please accept this letter as confirmation that according to our records, Mr. William Freeda has continuously owned no less than 200 shares of General Electric Company (GE) since at least July 1, 2010. These shares are registered in the name of Morgan Stanley 0015.

Sincerely,

Brandon M. Gioia
Senior Vice President
Financial Advisor